                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)* **


                                  PSINET, INC.
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                                (Name of Issuer)


                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74437C101
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                                 (CUSIP Number)

Jeffrey C. Smith                               with a copy to:
General Counsel                                Michael P. Whalen, Esq.
IXC Communications, Inc.                       Riordan & McKinzie
1122 Capital of Texas Highway South            695 Town Center Drive, Suite 1500
Austin, Texas 78746                            Costa Mesa, California  92626
(512) 328-1112                                 (714) 433-2618
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 11, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Represents the first filing on Schedule 13D with respect to the Issuer's Common Stock on behalf of IXC Communications Services, Inc. (the direct parent of IXC Internet Services, Inc.) and IXC Communications, Inc. (the indirect parent of IXC Internet Services, Inc.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 74437C101                                            PAGE 2 of 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

           IXC Internet Services, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (See Item 3)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

        NUMBER OF             -0-
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8   SHARED VOTING POWER
        OWNED BY
          EACH                10,229,789 (See Item 5)
       REPORTING         -------------------------------------------------------
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH
                              -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              10,229,789 (See Item 5)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,229,789 (See Item 5)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 74437C101                                            PAGE 3 of 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

           IXC Communications Services, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (See Item 3)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

        NUMBER OF             -0-
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8   SHARED VOTING POWER
        OWNED BY
          EACH                10,229,789 (See Item 5)
       REPORTING         -------------------------------------------------------
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH
                              -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              10,229,789 (See Item 5)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,229,789 (See Item 5)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 74437C101                                            PAGE 4 of 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

           IXC Communications, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (See Item 3)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

        NUMBER OF             -0-
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8   SHARED VOTING POWER
        OWNED BY
          EACH                10,229,789 (See Item 5)
       REPORTING         -------------------------------------------------------
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH
                              -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              10,229,789 (See Item 5)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,229,789 (See Item 5)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This Schedule 13D relates to the common stock, par value $.01, CUSIP No. 74437C101 (the "Common Stock"), of PSINet, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 510 Huntmar Park Drive, Herndon, Virginia, 22070.

Item 2. Identity and Background.

        This Schedule 13D is filed by and on behalf of IXC Internet Services, Inc. ("Internet" ), IXC Communications Services, Inc. and IXC Communications, Inc. ("IXC"), collectively (the "Filing Persons") each a Delaware corporation and each having its principal address and principal office at 1122 Capital of Texas Highway South, Austin, Texas 78746. Internet, the record holder of the shares of the Issuer's Common Stock, is a wholly owned subsidiary of IXC Communications Services, Inc., which is a wholly owned subsidiary of IXC, a leading provider of telecommunications services to long distance and other telecommunications companies.

        During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Internet acquired the Issuer's Common Stock on February 25, 1998 pursuant to an IRU and Stock Purchase Agreement entered into between Internet and Issuer on July 22, 1997, as amended (the "Purchase Agreement"). Under the terms of the Purchase Agreement, Internet is providing and will provide to Issuer noncancellable, indefeasible rights of use ("IRUs") in (i) two fibers in specified portions of IXC's fiber optic telecommunications system of up to 10,000 equivalent route miles of OC-48 bandwidth and in (ii) capacity of up to 10,000 equivalent route miles of OC-48 bandwidth in such fibers on the Available System. In consideration of the grant of the IRUs, the Issuer issued to Internet 10,229,778 shares of the Issuer's Common Stock.

Item 4. Purpose of Transaction.

        The Issuer's Common Stock was acquired for investment in consideration of the grant of the IRUs, as described in Item 3.

        (a)  See Item 6.

        (b)  Not applicable.

        (c)  Not applicable.

        (d) Pursuant to the Purchase Agreement, so long as Internet owns 95% of the Common Stock of the Issuer issued under such agreement at the closing, the Issuer's Chairman shall recommend that (i) the Issuer's Board of Directors elect Ralph J. Swett to the Issuer's Board effective as of the closing, for a term to expire in 1998 or later and that such person be nominated to stand for election with the other nominated Board members at the Issuer's 1998 annual meeting (or later annual meeting associated with the expiration of his term) for a term expiring no earlier than 2000 and for reelection thereafter at the applicable annual meetings of the Issuer. At such time as Internet shall cease to own the requisite amount of the Issuer's Common Stock, a resignation letter will be executed by such individual and he shall immediately cease to serve as a member of the Issuer's Board of Directors.

             The forward-purchase contract in connection with the forward sale of the Issuer's Common Stock as described in Item 6 may result in a loss of Internet's rights to a Board seat for Mr. Swett.

             (e)  Not applicable.

             (f)  Not applicable.

             (g)  Not applicable.

             (h)  Not applicable.

             (i)  Not applicable.

             (j)  Not applicable.

Item 5. Interest in Securities of The Issuer.

             (a) The Filing Persons beneficially own 10,229,789 shares of the Issuer's Common Stock, or 15.8% of the Issuer's outstanding Common Stock.

             (b) Each of the Filing Persons may be deemed to have shared voting and shared dispositive power with respect to 10,229,789 shares of the Issuer's Common Stock.

             (c) On June 14, 1999, Merrill Lynch International ("MLI") made a payment to Internet of $51,963,068.36 under a forward-purchase contract in connection with the forward sale of the Issuer's Common Stock as described in Item 6. In addition, as described in Item 6, Internet has agreed to loan MLI up to 1,500,000 shares of the Issuer's Common Stock, at MLI's discretion.

             (d)  Not applicable.

             (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

        Pursuant to the Purchase Agreement, Internet and IXC have agreed that they shall not and shall not permit any of IXC's controlled affiliates to, without the prior approval of the Issuer's board of Directors, (i) acquire or make any proposal to acquire, directly or indirectly, any securities of the Issuer or its subsidiaries; (ii) propose a tender offer; (iii) directly or indirectly solicit proxies or consents or become a participant in a solicitation; (iv) form, join or in any way participate in a group with respect to any of the Issuer's voting securities or (v) deposit any voting securities in a voting trust or subject any voting securities to any arrangement or agreement with respect to the voting securities. Internet and the Issuer have also entered into a registration rights agreement, pursuant to which the Issuer has agreed to register the Issuer's Common Stock issued under the terms of the Purchase Agreement, upon the occurrence of certain conditions.

        On June 11, 1999 Internet and MLI executed documents relating to a forward-purchase contract in connection with the forward sale of the Issuer's Common Stock: a Master Agreement (the "Master Agreement"), a copy of which is attached as Exhibit 2 hereto, and a Securities Loan Agreement (the "Securities Loan Agreement"), a copy of which is attached as Exhibit 3 hereto. Pursuant to a Confirmation of OTC Transaction (the "Confirmation"), a copy of which is attached as Exhibit 4 hereto, MLI and Internet implemented the forward-purchase arrangement with respect to 1,500,000 shares of the Issuer's Common Stock. The transaction will be settled in the second quarter of 2002, or sooner upon the occurrence of certain specified events. Internet may settle in cash or in shares of the Issuer's Common Stock, at Internet's option. The amount of cash or number of shares to be paid in settlement will be calculated according to a formula specified in the Confirmation. See Exhibit 2 and Exhibit 4 for further details. The Master Agreement allows for implementation of the forward-purchase contract for additional shares of the Issuer's Common Stock upon the agreement of Internet and MLI.

        Pursuant to the terms of the Securities Loan Agreement, Internet has agreed to loan MLI upon request up to 1,500,000 shares of the Issuer's Common Stock (but only while a registration statement covering those shares is effective). Internet will not have the right to vote any loaned shares during the term of any such loan. Internet has the right to terminate any such loan at any time.

Item 7. Material to be Filed as Exhibits.

        The Filing Persons file as exhibits the following:

        Exhibit 1: Joint Reporting Agreement dated June 15, 1999 among the Filing Persons.

        Exhibit 2: Master Agreement dated as of June 2, 1999 between MLI and Internet.

        Exhibit 3: Securities Loan Agreement dated as of June 2, 1999 between MLI and Internet.

        Exhibit 4: Confirmation of OTC Transaction dated as of June 3, 1999 between MLI and Internet, to be filed via amendment.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 15, 1999                        IXC INTERNET SERVICES, INC.


                                            /s/ JAMES F. GUTHRIE
                                            ------------------------------------
                                            By: James F. Guthrie
                                                Its: Executive Vice President
                                                     and Chief Financial Officer



                                            IXC COMMUNICATIONS SERVICES, INC.


                                            /s/ JAMES F. GUTHRIE
                                            ------------------------------------
                                            By: James F. Guthrie
                                                Its: Executive Vice President
                                                     and Chief Financial Officer



                                            IXC COMMUNICATIONS, INC.


                                            /s/ JAMES F. GUTHRIE
                                            ------------------------------------
                                            By: James F. Guthrie
                                                Its: Executive Vice President
                                                     and Chief Financial Officer

                                 EXHIBIT INDEX


        Exhibit 1: Joint Reporting Agreement dated June 15, 1999 among the
                   Filing Persons.

        Exhibit 2: Master Agreement dated as of June 2, 1999 between MLI and
                   Internet.

        Exhibit 3: Securities Loan Agreement dated as of June 2, 1999 between
                   MLI and Internet.

        Exhibit 4: Confirmation of OTC Transaction dated as of June 3, 1999 between MLI and Internet, to be filed via amendment.